UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CENTRAL EUROPEAN DISTRIBUTION CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3% Convertible Senior Notes due 2013

(Title of Class of Securities)

153435AA0

(CUSIP Number of Class of Securities)

Brian Morrissey

Secretary

Central European Distribution Corp.

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

(856) 273-6980

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Scott Simpson Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Phone: +44 207 519 7040 Fax: +44 207 072 7040	James A. McDonald Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Phone: +44 207 519 7183 Fax: +44 207 072 7183

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$67,043,080	$9,144.68

(1)	Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. Calculated by multiplying (i) $26.00, the average of the bid and asked price per $100 principal amount of the 3% Convertible Senior Notes due 2013 in secondary market transactions on February 22, 2013, and (ii) the quotient of (x) $257,858,000, the aggregate principal amount at maturity of the 3% Convertible Senior Notes due 2013 which are sought for exchange, and (y) $100.
(2)	The amount of the filing fee was calculated by multiplying the transaction value by .00013640.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed by Central European Distribution Corporation, a Delaware corporation (“CEDC”), in connection with an exchange offer by CEDC (the “CEDC Exchange Offer”) to exchange for each $1,000 principal amount of 3% Convertible Senior Notes due 2013 (“Existing 2013 Notes”) validly tendered, and not validly withdrawn, at or prior to 11:59 p.m., New York time on March 22, 2013 (the “Expiration Time”) by holders of Existing 2013 Notes in exchange for 8.86 shares of new common stock of CEDC (“New Common Stock”).

The CEDC Exchange Offer is being made upon the terms and subject to the conditions set forth in the Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2013 (the “Offering Memorandum and Disclosure Statement”) and in the related Letters of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The information contained in the Offering Memorandum and Disclosure Statement is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

In a related transaction, CEDC’s subsidiary, CEDC Finance Corporation International, Inc. (“CEDC FinCo”) is offering to exchange (the “CEDC FinCo Exchange Offer”) its outstanding 9.125% Senior Secured Notes and 8.875% Senior Secured Notes due 2016 (together, the “Existing 2016 Notes”) for shares of New Common Stock and new 6.5% Senior Secured Notes due 2020.

The terms of the CEDC FinCo Exchange Offer are also contained in the Offering Memorandum and Disclosure Statement. The Existing 2016 Notes are not equity securities and the CEDC FinCo Exchange Offer is not subject to Rule 13e-4 under the Securities Exchange Act of 1934.

The CEDC Exchange Offer is conditioned upon the approval by the current stockholders of CEDC of a 64.51 to 1 reverse stock split and the issuance of New Common Stock in connection with the CEDC Exchange Offer and the CEDC FinCo Exchange Offer as well as the consummation of the CEDC FinCo Exchange Offer and related transactions.

CEDC and CEDC FinCo are also soliciting acceptances to a prepackaged plan of reorganization, as further described in the Offering Memorandum and Disclosure Statement in the sections entitled “Summary”, “Summary of the Plan of Reorganization” and “The Plan of Reorganization”, which sections are incorporated herein by reference.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Summary” and “Summary of the Exchange Offers and the Consent Solicitation” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Central European Distribution Corporation, a Delaware corporation.

(b) This Schedule TO relates to the Exchange Offer by CEDC of its Existing 2013 Notes, of which there was $257.7 million aggregate principal amount outstanding as of February 22, 2013 for shares of New Common Stock. As of February 13, 2013, there were 81,761,652 shares of CEDC’s Common Stock issued and outstanding.

(c) There is no established trading market for the Existing 2013 Notes.

Item 3.	Identity and Background of Filing Person.

(a) The filing person and the subject company is CEDC. The business address of CEDC and each of the persons listed below is 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey 08054. CEDC’s telephone number is +1 (856) 273-6980.

Name	Position

Grant Winterton	Chief Executive Officer

Ryan Lee	Chief Financial Officer

James Archbold	Vice President and Director of Investor Relations

Roustam Tariko	Chairman of the Board

N. Scott Fine	Vice Chairman and Lead Director

Jose Luis Aragon	Director

David Bailey	Director

Joseph Farnan, Jr.	Director

Markus Sieger	Director

Alessandro Picchi	Director

Item 4.	Terms of the Transaction.

(a) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled:

•	Summary;

•	Summary of the Exchange Offers and the Consent Solicitation;

•	The Exchange Offers and the Consent Solicitation;

•	Description of Common Stock;

•	Certain United States Federal Income Tax Consequences;

•	Information Agent and Voting Agent;

•	Exchange Agent;

•	Securities Law Matters; and

•	Applicability of Certain Polish Laws and Regulations.

is incorporated herein by reference in response to this Item 4.

(b) Roust Trading Limited (“RTL”), which owned approximately 19.47% of CEDC’s existing common stock as of February 15, 2013, owns approximately $102.5 million aggregate principal amount of Existing 2013 Notes and will be eligible to participate in the CEDC Exchange Offer. Roustam Tariko, chairman of the board of directors of CEDC, indirectly owns all of the shares of and controls RTL.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Agreements with Roust Trading Ltd.”, “Certain Relationships and Related Transactions—Transactions with RTL”, “Security Ownership of Certain Beneficial Owners and Management”, “Description of Other Indebtedness—RTL Notes” and “Description of Other Indebtedness—RTL Credit Facility”, and “Description of Other Indebtedness—RUR 465 million facility to Sibirsky” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Summary”, “Summary of the Exchange Offers and the Consent Solicitation”, “Capitalization Table” and “The Exchange Offers and the Consent Solicitation” is incorporated herein by reference.

(b) The Existing 2013 Notes acquired in the CEDC Exchange Offer will be cancelled.

(c) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Summary”, “Summary of the Exchange Offers and the Consent Solicitation”, “Capitalization Table”, “Unaudited Pro Forma Condensed Combined Financial Statements”, “The Exchange Offers and the Consent Solicitation”, “Description of Common Stock”, “Description of Other Indebtedness” and “The Plan of Reorganization” is incorporated herein by reference.

Items 1006(c)(2), (4) through (8) and (10) of Regulation M-A are not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Summary”, “Summary of the Exchange Offers and the Consent Solicitation”, “Certain Relationships and Related Transactions—Transactions with RTL”; “The Exchange Offers and the Consent Solicitation” and “Description of Common Stock” is incorporated herein by reference.

(b) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Summary”, “Summary of the Exchange Offers and the Consent Solicitation”, “Certain Relationships and Related Transactions” and “The Exchange Offers and the Consent Solicitation” is incorporated herein by reference.

(d) Item 1007(d) of Regulation M-A is not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Certain Relationships and Related Transactions” “Security Ownership of Certain Beneficial Owners and Management” and “Management” is incorporated herein by reference.

(b) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Management’s Discussion and Analysis of the Financial Condition and Results of Operation—Agreements with Roust Trading Ltd.” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) No person is directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the CEDC Exchange Offer.

Item 10. Financial Statements.

(a) (1) The information set forth in Part II, Item 8 of the Company’s annual report to stockholders on Form 10-K/A for the year ended December 31, 2011, filed with the SEC on October 5, 2012 is incorporated herein by reference.

(a) (2) The information set forth in Part I, Item 1 of the Company’s quarterly report to stockholders on Form 10-Q for the quarter ended September 30, 2012, filed with the SEC on November 19, 2012 is incorporated herein by reference.

(a) (3) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Pro Forma Ratio of Earnings to Fixed Charges and Book Value per Share” is incorporated herein by reference.

(a) (4) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Pro Forma Ratio of Earnings to Fixed Charges and Book Value per Share” is incorporated herein by reference.

(b) (1) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

(b) (2) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Pro Forma Ratio of Earnings to Fixed Charges and Book Value per Share” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

(b) (3) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Pro Forma Ratio of Earnings to Fixed Charges and Book Value per Share” is incorporated herein by reference.

Item 11. Additional Information.

(a) (1) The information set forth in the sections of the Offering Memorandum and Disclosure Statement entitled “Summary”; “Summary of the Exchange Offers and the Consent Solicitation”; “The Exchange Offers and the Consent Solicitation”; “Certain Relationships and Related Party Transactions” and “Description of Other Indebtedness” is incorporated herein by reference.

(a) (2) Except for the requirements of applicable U.S. federal, state and Polish securities laws, the Company knows of no regulatory requirements to be complied with or approvals to be obtained by the Company in connection with the Exchange Offer.

(a) (3) Not applicable.

(a) (4) Not applicable.

(a) (5) Not applicable.

(c) The information set forth in the Offering Memorandum and Disclosure Statement, the exhibits thereto and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

See the Exhibit Index for information relating to the exhibits to this Schedule TO, which Exhibit Index is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL EUROPEAN DISTRIBUTION CORP.

By:	/s/ Grant Winterton
Name:	Grant Winterton
Title:	Chief Executive Office

Dated: February 25, 2013

Exhibits.

Exhibit	Exhibit Name

(a)(1)(i)*	Offering Memorandum, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2012.

(a)(1)(ii)	Form of Letter of Transmittal (including Form W-9) (incorporated by reference to Appendix C to the Offering Memorandum).

(a)(1)(iii)*	Press Release, dated February 25, 2013.

(a)(5)	None.

(b)	None.

(d)(1)	Securities Purchase Agreement, dated April 23, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd. (filed as Exhibit 10.1 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(2)	Governance Agreement, dated April 23, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd.(filed as Exhibit 10.2 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(3)	Registration Rights Agreement, dated April 23, 2012, by and among Central European Distribution Corporation and Roust Trading Ltd. (filed as Exhibit 10.3 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(4)	Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation and Roust Trading Ltd. (filed as Exhibit 10.4 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(5)	Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation and Russian Standard Corporation (filed as Exhibit 10.5 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(6)	Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation and Russian Standard-Invest LLC (Exhibit 10.6 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(7)	Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation, Mr. David Bailey and Roust Trading Ltd (filed as Exhibit 99.1 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(8)	Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation, Mr. N. Scott Fine and Roust Trading Ltd. (filed as Exhibit 99.2 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(9)	Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation, Mr. William Shanahan and Roust Trading Ltd. (filed as Exhibit 99.3 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(10)	Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation, Mr. Robert Koch and Roust Trading Ltd. (filed as Exhibit 99.4 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference).

*	Filed herewith

(d)(11)	Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation, Mr. Markus Sieger and Roust Trading Ltd. (filed as Exhibit 99.5 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(12)	Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation, Mr. William V. Carey and Roust Trading Ltd.(Exhibit 99.6 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(13)	Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation, Mr. Marek Forysiak and Roust Trading Ltd. (filed as Exhibit 99.7 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(14)	Amended and Restated Securities Purchase Agreement, dated July 9, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd. (filed as Exhibit 10.1 to the Current Report on Form 8-K on July 10, 2012 and incorporated by reference herein).

(d)(15)	Amended and Restated Governance Agreement, dated July 9, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd. (filed as Exhibit 10.2 to the Current Report on Form 8-K on July 10, 2012 and incorporated by reference herein).

(d)(16)	Amended and Restated Registration Rights Agreement, dated July 9, 2012, by and among Central European Distribution Corporation and Roust Trading Ltd. (filed as Exhibit 10.3 to the Current Report on Form 8-K on July 10, 2012 and incorporated by reference herein).

(d)(17)	Amended and Restated Voting Agreement, dated July 9, 2012, by and among Central European Distribution Corporation and Roust Trading Ltd. (filed as Exhibit 10.4 to the Current Report on Form 8-K on July 10, 2012 and incorporated by reference herein).

(d)(18)	Amended and Restated Voting Agreement, dated July 9, 2012, by and among Central European Distribution Corporation, Mr. David Bailey and Roust Trading Ltd. (filed as Exhibit 99.1 to the Current Report on Form 8-K on July 10, 2012 and incorporated by reference herein).

(d)(19)	Amended and Restated Voting Agreement, dated July 9, 2012, by and among Central European Distribution Corporation, Mr. N. Scott Fine and Roust Trading Ltd. (filed as Exhibit 99.2 to the Current Report on Form 8-K on July 10, 2012 and incorporated by reference herein).

(d)(20)	Amended and Restated Voting Agreement, dated July 9, 2012, by and among Central European Distribution Corporation, Mr. William Shanahan and Roust Trading Ltd. (filed as Exhibit 99.3 to the Current Report on Form 8-K on July 10, 2012 and incorporated by reference herein).

(d)(21)	Amended and Restated Voting Agreement, dated July 9, 2012, by and among Central European Distribution Corporation, Mr. Robert Koch and Roust Trading Ltd. (filed as Exhibit 99.4 to the Current Report on Form 8-K on July 10, 2012 and incorporated by reference herein).

(d)(22)	Amended and Restated Voting Agreement, dated July 9, 2012, by and among Central European Distribution Corporation, Mr. Markus Sieger and Roust Trading Ltd. (filed as Exhibit 99.5 to the Current Report on Form 8-K on July 10, 2012 and incorporated by reference herein).

(d)(23)	Amended and Restated Voting Agreement, dated July 9, 2012, by and among Central European Distribution Corporation, Mr. Marek Forysiak and Roust Trading Ltd. (filed as Exhibit 99.6 to the Current Report on Form 8-K on July 10, 2012 and incorporated by reference herein).

(d)(24)	Amended and Restated Voting Agreement, dated July 9, 2012, by and among Central European Distribution Corporation, Mr. William Carey and Roust Trading Ltd. (filed as Exhibit 99.7 to the Current Report on Form 8-K on July 10, 2012 and incorporated by reference herein).

(d)(25)	Binding Term Sheet dated December 28, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd. (filed as Exhibit 10.1 to the Current Report on Form 8-K on December 28, 2012 and incorporated by reference herein).

(g)	None.

(h)	None.

*	Filed herewith.